UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE SHAW GROUP INC.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
Common Stock, No Par Value
(Title of Class of Securities)

820280105
(CUSIP Number of Class of Securities)

John Donofrio
Executive Vice President, General Counsel and Corporate Secretary
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, Louisiana 70809
(225) 932-2500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Jeffrey Symons
Jason K. Zachary
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$150,000,000	$17,190

*	Calculated solely for purposes of determining the filing fee. This amount is based upon the offer to purchase for not more than $150,000,000 an aggregate of up to 6,741,573 common shares of The Shaw Group Inc. at a price not greater than $25.25 and not less $22.25 per share in cash.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to the offer by The Shaw Group Inc., a Louisiana corporation (“Shaw” or the “Company) to purchase, up to $150 million in value of shares of its common stock, no par value per share (the “Shares”), at a price not greater than $25.25 nor less than $22.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.  The name of the subject company is The Shaw Group Inc., a Louisiana corporation. The Company’s principal executive offices are located at 4171 Essen Lane, Baton Rouge, Louisiana 70809. The Company’s phone number is (225) 932-2500. The information set forth in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities.  The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c) Trading Market and Price.  The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference. Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.  The name of the filing person is The Shaw Group Inc., a Louisiana corporation. The Company’s principal executive offices are located at 4171 Essen Lane, Baton Rouge, Louisiana 70809. The Company’s phone number is (225) 932-2500. The information set forth in Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.  The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Shares; Purchase Price; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 13 (“Certain U.S. Federal Income Tax Consequences”), Section 14 (“Extension of the Offer; Termination; Amendment”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b) Purchases.  The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.  The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired.  The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans.  The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.  The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions.  The Company intends to use cash on hand to pay the expenses incurred in connection with the Offer, and there are no conditions restricting our use of this cash in this manner. The Company does not have any alternate financing arrangements or plans to fund the Offer.

(d) Borrowed Funds.  The Company will fund any purchase of Shares pursuant to the Offer, including the related fees and expenses, from available cash.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.  The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions.  The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitation or Recommendation.  The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)-(b) Not applicable. The consideration offered consists solely of cash. The Offer is not subject to a financing contingency. The Company will fund any purchase of Shares pursuant to the Offer, including the related fees and expenses, from available cash. The Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 10 (“Certain Information Concerning the Company”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(b) Other Material Information.  The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

Item 12.	Exhibits.

See the Exhibit Index immediately following the signature page.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2011

THE SHAW GROUP INC

By:	/s/ John Donofrio
Name:     John Donofrio

Title:	Executive Vice President and
General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated November 8, 2011.
(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
(a)(5)(i)	News Release announcing the Company’s financial results for the forth quarter of fiscal year 2011 and the intention to announce the tender offer, dated October 31, 2011 (filed as an exhibit to the Company’s Form TO-C filed with the SEC on October 31, 2011 and incorporated herein by reference).
(a)(5)(ii)	Analysts Presentation regarding the fourth quarter of fiscal year, dated October 31, 2011 (filed as an exhibit to the Company’s Form TO-C filed with the SEC on October 31, 2011 and incorporated herein by reference).
(a)(5)(iii)	Press Release announcing the commencement of the Offer, dated November 8, 2011.
(a)(5)(iv)	Advertisement announcing the commencement of the Offer, dated November 8, 2011.
(b)	None.
(d)(1)(i)	The Shaw Group Inc. 2008 Omnibus Incentive Plan (filed as an Exhibit to the Company’s Form 10-Q for the period ended February 28, 2009 and incorporated herein by reference).
(d)1)(ii)	Form of Section 16 Officer Restricted Stock Unit Award Agreement under The Shaw Group Inc. 2008 Omnibus Incentive Plan (filed as an Exhibit to the Company’s Form 10-Q for the period ended November 30, 2009 and incorporated herein by reference).
(d)(1)(iii)	Form of Employee Incentive Stock Option Award under The Shaw Group Inc. 2008 Omnibus Incentive Plan (filed as an Exhibit to the Company’s Form 10-Q for the period ended November 30, 2009 and incorporated herein by reference).
(d)(1)(iv)	Form of Employee Nonqualified Stock Option Award Agreement under The Shaw Group Inc. 2008 Omnibus Incentive Plan (filed as an Exhibit to the Company’s Form 10-Q for the period ended November 30, 2009 and incorporated herein by reference).
(d)(1)(v)	Form of Employee Restricted Stock Unit Award Agreement under The Shaw Group Inc. 2008 Omnibus Incentive Plan (filed as an Exhibit to the Company’s Form 10-Q for the period ended November 30, 2009 and incorporated herein by reference).
(d)(1)(vi)	Form of Canadian Employee Incentive Stock Option Agreement under The Shaw Group Inc. 2008 Omnibus Incentive Plan (filed as an Exhibit to the Company’s Form 10-Q for the period ended November 30, 2009 and incorporated herein by reference).
(d)(1)(vii)	The Shaw Group Inc. Stone & Webster Acquisition Stock Option Plan (filed as an Exhibit to the Company’s Form S-8 filed on June 12, 2001 and incorporated herein by reference).
(d)(1)(viii)	The Shaw Group Inc. 1993 Employee Stock Option Plan, amended and restated through October 8, 2001 (filed as an Exhibit to the Company’s Form 10-K for the fiscal year ended August 31, 2001 and incorporated herein by reference).
(d)(1)(ix)	The Shaw Group Inc. 2005 Non-Employee Director Stock Incentive Plan, amended and restated through November 2, 2007 (filed as an Exhibit to the Company’s Form 10-Q for the period ended November 30, 2007 and incorporated herein by reference).
(d)(1)(x)	Written description of the Company’s compensation policies and programs for nonemployee directors (included in the Company’s Proxy Statement for the 2009 Annual Meeting of Shareholders contained in The Company’s Schedule 14A filed on December 24, 2008 and incorporated herein by reference).
(d)(1)(xi)	Flexible Perquisites Program for certain executive officers (filed as an Exhibit to the Company’s Form 8-K filed on November 1, 2004 and incorporated herein by reference).

Exhibit No.	Description

(d)(1)(xii)	Written description of the Company’s compensation policies and programs for nonemployee directors (included in the Company’s Proxy Statement for the 2010 Annual Meeting of Shareholders contained in The Company’s Schedule 14A filed on December 17, 2009 and incorporated herein by reference).
(d)(1)(xiii)	Amended and Restated Employment Agreement dated as of December 31, 2008, by and between the Company and J.M. Bernhard, Jr. (filed as an Exhibit to the Company’s Form 8-K filed on January 7, 2009 and incorporated herein by reference).
(d)(1)(xiv)	Amended and Restated Employment Agreement dated as of December 22, 2008 by and between the Company and Gary P. Graphia (filed as an Exhibit to the Company’s Form 8-K filed on December 24, 2008 and incorporated herein by reference).
(d)(1)(xv)	Employee Indemnity Agreement dated as of July 12, 2007 between the Company and Brian K. Ferraioli (filed as an Exhibit to the Company’s Form 10-K for the fiscal year ended August 31, 2007 and incorporated herein by reference).
(d)(1)(xvi)	Amended and Restated Employment Agreement dated as of December 31, 2008 between the Company and Brian K. Ferraioli(filed as an Exhibit to the Company’s Form 8-K filed on January 7, 2009 and incorporated herein by reference).
(d)(1)(xvii)	Amended and Restated Employment Agreement dated as of December 31, 2008 by and between the Company and George P. Bevan )(filed as an Exhibit to the Company’s Form 10-Q for the quarterended February 28, 2009 and incorporated herein by reference).
(d)(1)(xviii)	Amendment to the Amended and Restated Employment Agreement dated December 31, 2008, by and between the Company and J.M. Bernhard, Jr (filed as an Exhibit to the Company’s Form 10-Q for the quarter ended May 31, 2010 and incorporated herein by reference).
(d)(1)(xix)	Offer Letter dated as of August 31, 2007, by and between the Company and Michael J. Kershaw (filed as an Exhibit to the Company’s Form 8-K filed on December 21, 2007 and incorporated herein by reference).
(d)(1)(xx)	Amended and Restated Employment Agreement dated as of December 31, 2008 by and between the Company and Lou Pucher (filed as an Exhibit to the Company’s Form 10-Q for the quarter ended February 28, 2009 and incorporated herein by reference).
(d)(1)(xxi)	Second Amended and Restated Employment Agreement dated as of July 22, 2010 by and between the Company and John Donofrio (filed as an Exhibit to the Company’s Form 10-K for the fiscal year ended August 31, 2010 and incorporated herein by reference).
(d)(1)(xxii)	The Shaw Group Inc. 401(k) Plan (filed as an Exhibit to the Company’s Form S-8 filed on May 4, 2004 and incorporated herein by reference).
(d)(1)(xxiii)	The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees (filed as an Exhibit to the Company’s Form S-8 filed on May 4, 2004 and incorporated herein by reference).
(d)(1)(xxiv)	The Shaw Group Deferred Compensation Plan (filed as an Exhibit to the Company’s Form 10-Q for the quarter ended February 28, 2009 and incorporated herein by reference).
(d)(1)(xxv)	Trust Agreement, dated as of January 2, 2007 by and between the Company and Fidelity Management Trust Company for The Shaw Group Deferred Compensation Plan Trust (filed as an Exhibit to the Company’s Form 10-Q for the quarter ended February 28, 2007 and incorporated herein by reference).
(d)(1)(xxvi)	Form of Nonemployee Director Nonqualified Stock Option Award Agreement under The Shaw Group Inc. 2008 Omnibus Incentive Plan (filed as an Exhibit to the Company’s Form 10-Q for the quarter ended February 28, 2010 and incorporated herein by reference).
(d)(1)(xxvii)	Form of Nonemployee Director Restricted Stock Unit Award Agreement under The Shaw Group Inc. 2008 Omnibus Incentive Plan (filed as an Exhibit to the Company’s Form 10-Q for the quarter ended February 28, 2010 and incorporated herein by reference).

Exhibit No.	Description

(d)(1)(xxviii)	Amended and Restated Employment Agreement dated as of April 8, 2011 by and between the Company and David L. Chapman, Sr. (filed as an Exhibit to the Company’s Form 10-Q for the quarter ended February 28, 2011 and incorporated herein by reference).
(d)(1)(xxix)	Employment Agreement dated as of February 2, 2011 by and between the Company and Clarence Ray (filed as an Exhibit to the Company’s Form 10-Q for the quarter ended February 28, 2011 and incorporated herein by reference).
(g)	None.
(h)	None.